United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Huntsman Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-32427	42-1648585
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Huntsman International LLC

(Exact name of registrant as specified in its charter)

Delaware	333-85141	87-0630358
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

500 Huntsman Way Salt Lake City, Utah	84108
(Address of principal executive offices)	(Zip Code)

David M. Stryker, Executive Vice President, General Counsel & Secretary
281-719-6000

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒               Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

Unless the context indicates otherwise, the terms “Company,” “we,” “its,” “us” and “our” refer to Huntsman Corporation and its consolidated subsidiaries, including Huntsman International LLC. As used herein and consistent with the Conflict Minerals Rule (as defined below), “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Our Position on Conflict Minerals

We strongly disapprove of the violence in the eastern Democratic Republic of the Congo (the “DRC”) and are committed to supporting responsible sourcing of Conflict Minerals. We also take seriously our compliance obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). To these ends, we are in the process of adopting and implementing a company policy regarding the sourcing of Conflict Minerals (the “Conflict Minerals Policy”). The Conflict Minerals Policy will contain our expectations for suppliers, including ensuring that any Conflict Minerals to be supplied to Huntsman or contained in ingredients sold to Huntsman, in each case for use in products to be manufactured by Huntsman, are either from recycled or scrap sources or are sourced from responsible smelters and refiners that do not support conflict and that are, where practicable, certified as conflict free.

Applicability of the Conflict Minerals Rule to Our Company

We are a global manufacturer of differentiated organic chemical products and of inorganic chemical products. Our products comprise a broad range of chemicals and formulations which we market globally to a diversified group of consumer and industrial customers. Our products are used in a wide range of applications, including those in the adhesives, aerospace, automotive, construction products, personal care and hygiene, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining, synthetic fiber, textile chemicals and dye industries.

Given the nature of our products, the vast majority of the products that we manufacture do not contain necessary Conflict Minerals. We are subject to the Conflict Minerals Rule, however, because certain of the ingredients contained in some of our products contain Conflict Minerals that are necessary to the functionality or production of the products. These products generally contain small or de minimis amounts of tin or tungsten. Based on the information provided by our suppliers and known to us, for 2013, we do not believe that any of our in-scope products contained tantalum or gold.

Except for one smelter that has been certified as conflict free by an independent third-party, we do not directly source Conflict Minerals from smelters or refiners, and we do not have direct relationships with any mines or other market participants that are upstream from smelters and refiners. We believe that we are in most cases many levels removed from these market participants and therefore have limited influence over them. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we have significant difficultly identifying actors upstream from our direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our commitment to supporting the responsible sourcing of Conflict Minerals.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is also available at http://www.huntsman.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

For 2013, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.  The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

Item 1.02  Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01  Exhibits

Exhibit 1.02 — Conflict Minerals Report for the year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Huntsman Corporation
(Registrant)

By:	/s/ Randy W. Wright	June 2, 2014
Name:	Randy W. Wright
Title:	Vice President and Controller

Huntsman International LLC
(Registrant)

By:	/s/ Randy W. Wright	June 2, 2014
Name:	Randy W. Wright
Title:	Vice President and Controller

EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the year ended December 31, 2013.